SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EQRx, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

26886C107
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Scott Lesmes, Esq. Joel Todd, Esq. Morrison & Foerster LLP 2100 L Street, NW, Suite 900 Washington, DC 20037 (202) 887-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26886C107	SCHEDULE 13D	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,800,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,800,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,800,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 800,000 shares of the Issuer’s common stock issuable upon exercise of warrants.

CUSIP No. 26886C107	SCHEDULE 13D	Page 3 of 9 Pages
Explanatory Note

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2021 (as amended by the Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank” or the “Reporting Person”), with respect to the common stock, par value $0.0001 per share (the “Shares”), of EQRx, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 2 of the Schedule 13D hereby separates and renames Schedule A as Appendices A-1 and A-2 and hereby amends the same.

(a)-(f)
This Schedule 13D is being filed on behalf of SoftBank. The Shares reported herein are held by SB Northstar LP (“SB Fund”). The SB Fund is now managed by SB Northstar GP, a Cayman Islands exempted company with limited liability and wholly owned subsidiary of SoftBank (“SB GP”). Accordingly, SB Management Limited no longer beneficially owns any Shares. Each of SB GP and SoftBank may be deemed to have beneficial ownership over the securities held by the SB Fund. The principal business office of SB GP is 1 Circle Star Way, San Carlos, CA 94070. Appendix A-2 contains information regarding the directors of SB GP. The principal business of SB GP is to manage investments in SB Fund. During the last five (5) years, none of SB GP nor the individuals listed on Appendix A-2 has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 5 of this Schedule 13D is hereby incorporated by reference.

The Reporting Person has determined to sell some or all of its holdings of Shares of the Issuer in the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.  The number of shares the Reporting Person ultimately sells and the timing thereof will depend on many factors, including the trading market for the Shares at prices that would make the sale of Shares desirable, the availability of vehicles other than open market sales through which Shares can be sold, general market and economic conditions, and other factors the Reporting Person deems relevant.

Other than as described above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons set forth on Appendices A-1 or A-2 attached to the Schedule 13D currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose and/or formulate plans or proposals with respect thereto.

Mr. Samuel Merksamer, a director of the Issuer, has no current affiliation with SoftBank or its affiliates.

CUSIP No. 26886C107	SCHEDULE 13D	Page 4 of 9 Pages
Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a)-(b)
The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.  The percentages used in this Schedule 13D as of the date hereof are calculated based upon 488,433,373 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2022, and assumes the exercise of the reported warrants.

(c)
On December 9, 2022, the Reporting Person sold 200,000 Shares at a price of $2.93 per share. On December 12, 2022, the Reporting Person sold 300,000 Shares at a price of $2.86 per share. On December 13, 2022, the Reporting Person sold 350,000 Shares at a price of $2.71 per share. On December 14, 2022, the Reporting Person sold 280,000 Shares at a price of $2.49 per share. On December 15, 2022, the Reporting Person sold 400,000 Shares at a price of $2.12 per share. On December 16, 2022, the Reporting Person sold 500,000 Shares at a price of $2.03 per share. On December 19, 2022, the Reporting Person sold 360,000 Shares at a price of $2.11 per share. On December 20, 2022, the Reporting Person sold 340,000 Shares at a price of $2.16 per share. On December 21, 2022, the Reporting Person sold 500,000 Shares at a price of $2.17 per share. On December 22, 2022, the Reporting Person sold 371,000 Shares at a price of $2.21 per share. On December 23, 2022, the Reporting Person sold 225,000 Shares at a price of $2.21 per share. On December 27, 2022, the Reporting Person sold 142,664 Shares at a price of $2.18 per share. On December 28, 2022, the Reporting Person sold 137,000 Shares at a price of $2.20 per share. On December 29, 2022, the Reporting Person sold 151,000 Shares at a price of $2.37 per share. On December 30, 2022, the Reporting Person sold 306,000 Shares at a price of $2.43 per share. On January 3, 2023, the Reporting Person sold 113,936 Shares at a price of $2.41 per share. On January 17, 2023, the Reporting Person sold 17,500,000 Shares at a price of $2.38 per share.

Other than the sales described above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons set forth on Appendices A‑1 and A-2 attached to the Schedule 13D has effected any transaction in Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	As a result of the transactions described herein, as of January 17, 2023, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares.

CUSIP No. 26886C107	SCHEDULE 13D	Page 5 of 9 Pages
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2023

SOFTBANK GROUP CORP.

/s/ Yuko Yamamoto
Name: Yuko Yamamoto
Title: Head of Corporate Legal Department

CUSIP No. 26886C107	SCHEDULE 13D	Page 6 of 9 Pages
APPENDIX A-1

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.
Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.
Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; President, Representative Director (Chairperson of the Board), A Holdings Corporation
Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
Board Director of SoftBank Group Corp.; President and Representative Director, Co-CEO, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.; President and Representative Director, President Corporate Officer, CEO (Chief Executive Officer), Yahoo Japan Corporation

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology

David Chao*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures; Board Director, SoftBank Group Corp.

CUSIP No. 26886C107	SCHEDULE 13D	Page 7 of 9 Pages
Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan;  Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited
MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan
Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo
Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529
Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION
Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member
Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.
Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.
Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.
Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

CUSIP No. 26886C107	SCHEDULE 13D	Page 8 of 9 Pages
Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer of SoftBank Group Corp.

*	Director
**	Corporate Auditor

CUSIP No. 26886C107	SCHEDULE 13D	Page 9 of 9 Pages
APPENDIX A-2

SB Northstar GP

Set forth below is a list of each executive officer and director of SB Northstar GP setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Each person listed below is a U.S. citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Stephen Lam 1 Circle Star Way San Carlos, CA 94070	General Counsel, SoftBank Group International
Alex Clavel 1 Circle Star Way San Carlos, CA 94070	Chief Executive Officer, SoftBank Group International